                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13D-2-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. 9)(1)

                              TRANSMETA CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   89376R2080
                                 (CUSIP Number)

                         RILEY INVESTMENT MANAGEMENT LLC
                              ATTN: BRYANT R. RILEY
                            11100 SANTA MONICA BLVD.
                                    SUITE 810
                              LOS ANGELES, CA 90025
                                 (310) 966-1445
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 1, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89376R208                  13D                                 Page 2


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Partners Master Fund, L.P.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 639,674
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               639,674
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          639,674
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.3%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------

___________
(1) Based on 12,152,065 shares of common stock of Transmeta Corporation (the "Issuer") outstanding at April 15, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed with the Securities and Exchange Commission on May 12, 2008.

CUSIP No. 89376R208                   13D                                 Page 3

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Riley Investment Management LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 772,503(2)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                615,995(3)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               772,503(2)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  615,995(3)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,273,364(3)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.5%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
--------- ----------------------------------------------------------------------

_____________
(2) Because Riley Investment Management LLC has sole investment and voting power over 639,674 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 132,829 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.
(3) Riley Investment Management LLC has shared voting and dispositive power over 615,995 shares of Common Stock held by its investment advisory clients, 500,861 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 89376R208                   13D                                 Page 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co., LLC
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 29,000
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                50,000(4)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               29,000
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  50,000(4)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          79,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .7%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          BD
--------- ----------------------------------------------------------------------

____________
(4) B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock held by a managed accounts, with which it is indirectly affiliated.

CUSIP No. 89376R208                   13D                                 Page 5


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          B. Riley & Co. Retirement Trust
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 5,000
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                -0-
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               5,000
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                            [  ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .0%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          EP
--------- ----------------------------------------------------------------------

CUSIP No. 89376R208                   13D                                 Page 6


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

          Bryant R. Riley
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

       SHARES                 806,503(5)
                       ------ --------------------------------------------------
    BENEFICIALLY         8    SHARED VOTING POWER

      OWNED BY                665,995(6)
                       ------ --------------------------------------------------
        EACH             9    SOLE DISPOSITIVE POWER

      REPORTING               806,503(5)
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER

        WITH                  665,995(6)
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,357,364(6)
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*
                                                                             [x]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.2%(1)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

_____________
(5) Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.'s security holdings and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of the 639,674 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and the 132,829 shares held in managed accounts by its investment advisory clients. B. Riley & Co., LLC has sole voting and dispositive power over 29,000 shares of common stock. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC. Includes 5,000 shares held by the B. Riley & Co. Retirement Trust, of which Mr. Riley is the trustee.
(6) Riley Investment Management LLC has shared voting and dispositive power over 615,995 shares of Common Stock held by its investment advisory clients, 500,861 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock held in managed accounts, with which it is indirectly affiliated with. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 89376R208                  13D                                  Page 7



ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

      Item 5(c) is amended to add the following:

      (c) In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions. On July 2, 2008, a managed account of BRC sold 1,690 shares of Common to another managed account at a per share price of $13.05. The other transactions effected by the Reporting Persons in Common Stock that have taken place since the Reporting Persons' last filing are set forth below:

        NAME                          TRANS CODE   QUANTITY    PRICE       TRADE DATE
        ----                          ----------   --------    -----       ----------
        RIP                           BY                200    13.85       6/24/2008
                                      BY              1,000    13.85       6/25/2008
                                      BY                900    13.85       6/26/2008
                                      BY             22,900    13.7455     6/27/2008
                                      BY            203,238    13.007      7/1/2008
                                      BY             15,053    12.99       7/2/2008
                                      BY                940    13          7/3/2008


        NAME                          TRANS CODE   QUANTITY    PRICE       TRADE DATE
        ----                          ----------   --------    -----       ----------
        Investment Advisory Clients   BY              9,307    14.2214     6/9/2008
                                      BY             12,800    14.2322     6/10/2008
                                      BY                564    14.25       6/11/2008
                                      BY             27,329    14.25       6/13/2008
                                      BY              2,200    14.05       6/18/2008
                                      BY              1,800    14.05       6/19/2008
                                      BY             16,000    14.05       6/20/2008
                                      BY             10,280    13.4781     6/27/2008
                                      BY             15,000    13.007      7/1/2008

CUSIP No.  89376R208                   13D                                Page 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2008


                                     Riley Investment Partners Master Fund, L.P.
                                         By: Riley Investment Management LLC,
                                             its General Partner

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     Riley Investment Management LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Managing Member


                                     B. Riley & Co, LLC

                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                         Bryant R. Riley, Chairman


                                     B. Riley & Co. Retirement Trust

                                     By:  /s/ Bryant R. Riley
                                         ---------------------------------------
                                            Bryant R. Riley, Trustee


                                     By: /s/ Bryant R. Riley
                                         ---------------------------------------
                                          Bryant R. Riley